                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PERVASIVE SOFTWARE INC.
                       (Name of Subject Company (Issuer))

                             PERVASIVE SOFTWARE INC.
                        (Name of Filing Person (Offeror))

         Options Under Pervasive Software Inc. 1997 Stock Incentive Plan
              to Purchase Common Stock, Par Value $.001 Per Share,
                         (Title of Class of Securities)

                                    715710109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  Ron R. Harris
                 President, Chief Executive Officer and Director
                             Pervasive Software Inc.
                            12365 Riata Trace Parkway
                                   Building II
                               Austin, Texas 78727
                                 (512) 231-6000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                             Catherine Dawson, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                           2700 Via Fortuna, Suite 300
                               Austin, Texas 78746
                                 (512) 732-8400


                            CALCULATION OF FILING FEE
                            -------------------------

       Transaction valuation*                       Amount of filing fee
       ----------------------                       --------------------
           $8,471,760.00                                $1,694.36**

       * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,203,375 shares of common stock of Pervasive Software Inc. having a weighted average exercise price of $7.04 as of July 26, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

       ** Previously paid.

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not applicable.
Form or Registration No.:               Not applicable.
Filing party:                           Not applicable.
Date filed:                             Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [ ] going-private transaction subject to Rule 13e-3.
       [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]



                                        2
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This Amendment No. 2 and Final Amendment to the Tender Offer Statement on
Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on July 27, 2001, relating to the offer by Pervasive Software Inc., a Delaware corporation (the "Company"), to exchange all options outstanding under the Pervasive Software Inc. 1997 Stock Incentive Plan (the "1997 Plan") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1997 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer").

Item 4.  Terms of the Transaction.

         Item 4, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

         The Offer expired on August 27, 2001 and the Company has accepted for exchange pursuant to the Offer, Options to purchase an aggregate of 769,925 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

Item 12. Exhibits.

             (a)  (1)   Offer to Exchange, dated July 27, 2001.*

                  (2)   Form of Letter of Transmittal.*

                  (3) Presentation to Pervasive Software Inc. Employees on June 29, 2001.*

                  (4) Presentation to Pervasive Software Inc. Employees on July 26, 2001.*

                  (5) Form of E-mail communication to Pervasive Software Inc. Employees dated July 27, 2001.*

                  (6) Form of E-mail communication to Pervasive Software Inc. Employees.*

                  (7) Pervasive Software Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

                  (8) Pervasive Software Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

                  (9) Form of E-mail communication to Pervasive Software Inc. employees dated August 20, 2001.*

             (b)  Not applicable.

             (d)  (1)   Pervasive Software Inc. 1997 Stock Incentive Plan. Filed
                        as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-32199) and incorporated herein by reference.

                  (2) Form of Option Agreement Pursuant to the Pervasive Software Inc. 1997 Stock Incentive Plan.*

             (g)  Not applicable.

             (h)  Not applicable.

             *Previously filed.



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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                       Pervasive Software Inc.

                                       /s/ JOHN FARR
                                       -----------------------------
                                       John Farr,
                                       Chief Financial Officer

Date: August 31, 2001



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                                Index to Exhibits

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
     (a) (1)   Offer to Exchange, dated July 27, 2001.*

         (2)   Form of Letter of Transmittal.*

         (3)   Presentation to Pervasive Software Inc. Employees on June 29,
               2001.*

         (4)   Presentation to Pervasive Software Inc. Employees on July 26,
               2001.*

         (5) Form of E-mail communication to Pervasive Software Inc. Employees dated July 27, 2001.*

         (6)   Form of E-mail communication to Pervasive Software Inc.
               Employees.*

         (7) Pervasive Software Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange
               Commission on September 28, 2000 and incorporated herein by reference.

         (8) Pervasive Software Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

         (9) Form of E-mail communication to Pervasive Software Inc. employees dated August 20, 2001.*

     (b) Not applicable.

     (d) (1)   Pervasive Software Inc. 1997 Stock Incentive Plan. Filed as
               Exhibit 10.2 to the Company's Registration Statement on Form S-1
               (File No. 333-32199) and incorporated herein by reference.

         (2)   Form of Option Agreement Pursuant to the Pervasive Software Inc.
               1997 Stock Incentive Plan.*

     (g) Not applicable.

     (h) Not applicable.

     *Previously filed.